
RECEIVED
MAR 1 2007


07003329

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10731 Treena Street, Suite 201
(No. and Street)

San Diego	California	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp — 858-357-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda, & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

3655 Nobel Drive, Suite 500	San Diego	California	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc. and Madison Avenue Advisors, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


MARTIN W. MC NEES
Comm. # 1460715
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Jan. 22, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

Board of Directors
Madison Avenue Securities, Inc.

We have audited the accompanying consolidated statements of financial condition of Madison Avenue Securities, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year ended December 31, 2006 and for the period May 1, 2005 (inception) to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison Avenue Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period May 1, 2005 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squar, Milner, Peterson, Miranda & Williamson, LLP

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
February 27, 2007

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP.
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

Website: www.squarmilner.com

MADISON AVENUE SECURITIES, INC
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 1,242,739	$ 1,018,976
Deposits with clearing organizations	109,751	10,000
Commissions and other receivables	271,040	23,024
Prepaid expenses	156,390	58,171
Fixed assets, net	51,137	76,147
Goodwill	64,000	64,000
Other assets	4,278	4,778
Total assets	$ 1,899,335	$ 1,255,096
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 51,676	$ 77,044
Commissions payable	109,617	30,691
Employment liabilities	60,750	36,316
Note payable	81,467	-
Intercompany payable	627,962	178,390
Other liabilities	56,331	2,588
Total liabilities	987,803	325,029
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; 2,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2006 and $0.000001 par value; 10,000,000 shares authorized; 1,000,000 shares issued and outstanding at December 31, 2005	100,000	1
Additional paid-in capital	2,632,614	1,574,991
Accumulated deficit	(1,821,082)	(644,925)
Total stockholder's equity	911,532	930,067
Total liabilities and stockholder's equity	$ 1,899,335	$ 1,255,096

The accompanying notes are an integral part of these consolidated financial statements

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006 and for the Period May 1, 2005 (inception) to December 31, 2005

	2006	2005
REVENUES		
Commissions	$ 3,652,151	$ 33,122
Trading related revenue	66,970	284
Interest	17,108	2,259
Other income	174,638	2,137
Total revenue	3,910,867	37,802
EXPENSES		
Employment expenses	1,181,975	357,762
Commission and fee expense	3,260,978	33,112
Trading related expense	121,648	309
Operating expense	520,823	291,544
Total expenses	5,085,424	682,727
LOSS BEFORE INCOME TAXES	(1,174,557)	(644,925)
PROVISION FOR INCOME TAXES	1,600	-
NET LOSS	$ (1,176,157)	$ (644,925)

The accompanying notes are an integral part of these consolidated financial statements

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006 and for the Period May 1, 2005 (inception) to December 31, 2005

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Issuance of common stock	1,000,000	$ 1	$ 99,999	$ -	$ 100,000
Capital contribution from parent	-	-	1,474,992	-	1,474,992
Net loss	-	-	-	(644,925)	(644,925)
Balance at December 31, 2005	1,000,000	1	1,574,991	(644,925)	930,067
Change in par value of common stock	-	99,999	(99,999)	-	-
Capital contribution from parent	-	-	1,157,622	-	1,157,622
Net loss	-	-	-	(1,176,157)	(1,176,157)
Balance at December 31, 2006	1,000,000	$ 100,000	$ 2,632,614	$ (1,821,082)	$ 911,532

The accompanying notes are an integral part of these consolidated financial statements

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006 and for the Period May 1, 2005 (inception) to December 31, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,176,157)	$ (644,925)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	29,565	7,574
Changes in operating assets and liabilities		
Commissions and other receivables	(166,549)	(23,024)
Deposits with clearing organizations	(99,751)	(10,000)
Prepaid expenses	(98,219)	(58,171)
Other assets	500	(4,778)
Accounts payable and accrued liabilities	(25,368)	77,044
Commissions payable	78,926	30,691
Employment liabilities	24,434	36,316
Intercompany payable	449,572	178,390
Other liabilities	53,743	2,588
Net cash used in operating activities	(929,304)	(408,295)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(4,555)	(83,721)
Cash paid for acquisition	-	(64,000)
Net cash used in investing activities	(4,555)	(147,721)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution from parent	1,157,622	1,574,992
Net cash provided by financing activities	1,157,622	1,574,992
Net increase in cash and cash equivalents	223,763	1,018,976
Cash and cash equivalents, beginning of the year	1,018,976	-
Cash and cash equivalents, end of the year	$ 1,242,739	$ 1,018,976
SUPPLEMENTAL DISCLOSURES:		
Income tax payments	$ 1,600	$ -
Interest payments	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of note payable in connection with purchase of insurance policy	$ 81,467	$ -

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc. ("MAS" or the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). MAS was formed in May 2005 and approved by the NASD to assume the business of Ashland Securities, Inc. ("ASI") in late November 2005. The Company provides investment brokerage services as an introducing broker-dealer. MAS maintains a relationship with Bear Stearns Clearing Corporation and Wedbush Morgan Securities, self clearing broker-dealers, to clear customer security transactions on a fully disclosed basis.

The Company also provides investment advisory services through MAS's registered representatives through its wholly owned subsidiary, Madison Avenue Advisors, Inc. ("MAA"). MAA's Registered Investment Advisory application to conduct advisory services was approved by the California Department of Corporations ("CDC"), Division of Securities in March 2006.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Madison Avenue Advisors, Inc. ("MAA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including introductory transactions and advisory services. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates in the near term.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, which is two and one-half years.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions are executed.

Investment Advisory Income

Investment advisory income is recorded during the period in which services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness, are carried at amounts that approximate their fair value.

Income Taxes

Under Statement of Financial Accounting Standards ("SFAS") No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, the liability method is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities result from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable income and deductions in future years. A valuation allowance is recognized against deferred tax assets when it is more likely than not that the assets will not be realized.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123R is effective for periods beginning after December 15, 2005. The Company adopted SFAS No. 123R on January 1, 2006. As the Company did not have any stock options or other forms of share based payments outstanding in either 2005 or 2006, the adoption of SFAS No. 123R did not have an impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, ("SFAS 154"). This Statement replaced Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changed the requirements for the accounting for and reporting of a change in accounting principle. The effect of adopting SFAS 154 on the Company's consolidated results of operations and financial condition was insignificant.

In June 2006, the FASB issued FASB Interpretation Number 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109*. The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Effective for the Company beginning January 1, 2007, FIN 48 is not expected to have any impact on the Company's financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company maintains some of its cash in bank deposit accounts which may be uninsured or exceed the federally insured limits. No losses have been experienced related to such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Goodwill

Goodwill is accounted for in accordance with SFAS No. 142. Under SFAS No. 142 business combinations occurring on or after July 1, 2001, the associated goodwill is not amortized. Goodwill and intangible assets with indefinite useful lives are no longer amortized but instead are assessed for impairment at least annually. Other intangible assets are recorded at historical cost less amortization on the straight line method based on estimated useful lives. Periods of amortization are evaluated continually to determine whether later events and circumstances warrant revised estimated useful lives. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

Business Combinations

The Company accounts for business combinations under SFAS No. 141, *Business Combinations*, which requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company does not hold funds or securities for customers. Accordingly, it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 that provides for the maintenance of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts. Therefore, the computation of segregated funds pursuant to the Commodity Exchange Act is not applicable.

NOTE 4 – COMMISSIONS AND OTHER RECEIVABLES

Commissions and other receivables at December 31, 2006 and 2005 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer firm and amounts owed from registered representatives. As of December 31, 2006 and 2005, $271,040 and $23,024, respectively, were due to the Company.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2006 and 2005:

	2006	2005
Furniture and fixtures	$ 18,902	$ 18,902
Equipment	1,178	-
Computer equipment	45,453	42,074
Software	3,712	3,712
Leasehold improvements	19,033	19,033
	88,278	83,721
Less: accumulated depreciation and amortization	(37,141)	(7,574)
Total property and equipment	$ 51,137	$ 76,147

Depreciation and amortization expense for the year ended December 31, 2006 and year ended December 31, 2006 and for the period May 1, 2005 (inception) through December 31, 2005 were $29,565 and $7,574, respectively.

NOTE 6 – COMMISSIONS PAYABLE

Commissions payable at December 31, 2006 and 2005 consist of commissions expense due registered representatives. As of December 31, 2006 and 2005 $109,617 and $30,691, respectively, were payable to registered representatives. There were no amounts due to clearing organizations or product issuers as of December 31, 2006 and 2005.

NOTE 7 – NOTE PAYABLE

In December 2006, the Company entered into a note payable agreement for $81,467 related to financed insurance premiums. The terms of the agreement require monthly installments of $8,498 which include interest at a rate of 9.3%. The balance is due in October 2007. At December 31, 2006 the unpaid balance was $81,467.

NOTE 8 – OTHER LIABILITIES

Other liabilities consist of the following at December 31, 2006 and 2005:

	2006	2005
Brokerage registration deposits	$ 13,631	$ 2,173
Deferred broker charges	35,923	-
NASD Fees	6,765	-
Other	12	415
Total other liabilities	$ 56,331	$ 2,588

NOTE 9 – EQUITY

In April 2006 the Company's Board of Directors approved an amendment to the Certificate of Incorporation increasing the par value of the Common Stock from $0.000001 to $0.10 per share and decreasing the number of authorized shares of common stock from 10,000,000 to 2,000,000 shares. As a result of the increase in par value, $99,999 was transferred from additional paid-in capital to common stock.

NOTE 10 – FINANCIAL INSTRUMENTS

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

NOTE 11 – NET CAPITAL REQUIREMENTS

MAS is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2006, MAS had net capital of $324,241 which was $258,387 in excess of its current minimum net capital requirement of $65,854, and the ratio of aggregate indebtedness to net capital was approximately 3 to 1.

MAA is subject to a minimum net capital requirement under section 260.237.2 of the California Code of Regulations that requires registered investment advisors with discretionary authority (no custody) over client cash and/or securities to maintain a minimum capital of $10,000. At December 31, 2006, MAA's net capital balance was $11,875.

NOTE 12 – RELATED PARTY TRANSACTIONS

On October 31, 2005 the Company entered into an expense sharing agreement with its Parent. The agreement provides that the Parent will provide information and technology, human resources and accounting services to MAS. The Parent will invoice MAS monthly for the cost of these services. The Company is not obligated to repay the Parent; however, at the sole discretion of the Company, it may repay the Parent provided that such repayment would not result in MAS falling below 120% of its minimum net capital requirement. All expenses paid by the Parent pursuant to this agreement are recorded as expenses by the Company when incurred and a corresponding liability is accrued through the intercompany payable account or as additional contributed capital. In addition, the Parent funds certain operating expenses and makes capital contributions to the Company on an as needed basis.

As of December 31, 2006, the Parent has contributed capital of $2,732,614 in connection with its initial capitalization of the Company and funding of expenses. Operating expenses under the expense sharing agreement paid by the Parent during the year ended December 31, 2006 and for the period May 1, 2005 (inception) through December 31, 2005 were $1,346,194 and $544,247, respectively. Other operating expense paid, and capital contributions made, by the Parent during the year ended December 31, 2006 and for the period May 1, 2005 (inception) through December 31, 2005 were $261,000 and $1,209,135, respectively. As of December 31, 2006, $627,962 was included as an intercompany payable.

NOTE 13 – EMPLOYEE BENEFIT PLAN

Employees of the Company are covered under Asset Marketing Systems Insurance Services, LLC 401(k) Plan (the "Plan"). The Plan was adopted by the Company's Parent on January 1, 2005. The Plan allows employees who satisfy the age and service requirements of the Plan to defer up to 50% of their pre-tax income not exceeding the allowable federal limit. The Company may make a matching contribution equal to a discretionary percentage of employee salary deferrals based on a percentage determined each year, but not exceeding 6%. The Company's contributions amounted to $14,481 and $1,189, respectively, for the year ended December 31, 2006 and for the period May 1, 2005 (inception) through December 31, 2005.

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitment

The Company leases its facilities and certain office equipment under operating leases that expire in March 2008 and December 2008, respectively. Future annual minimum rental commitments under operating leases as of December 31, 2006 are as follows:

	2007	2008
Facilities lease	$ 51,336	$ 12,834
Other leases	3,050	3,050
Total lease commitments	$ 54,386	$ 15,884

Rent expense for the year ended December 31, 2006 and for the period May 1, 2005 (inception) through December 31, 2005 was $51,336 and $8,556, respectively.

Litigation

The Company is not involved in any legal action nor have they experienced any insurance claims to date.

NOTE 15 – CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's wholly owned subsidiary, MAA at December 31, 2006 and 2005:

	2006	2005
Total assets	$ 50,852	$ 11,500
Stockholder's equity	$ 11,875	$ 10,585

The accounts of MAA are not included in the Company's net capital computation.

NOTE 16 – INCOME TAXES

The components of the provision for income taxes for the year ended December 31, 2006 and for the period May 1, 2005 (inception) through December 31, 2005 are as follows:

	2006	2005
Current		
Federal	$ -	$ -
State	1,600	-
	1,600	-
Deferred		
Federal	-	-
State	-	-
	-	-
Provision for income taxes	$ 1,600	$ -

NOTE 16 – INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. At December 31, 2006, the Company has available net operating loss carry forwards of $1,339,400 for federal income and state income tax purposes. The net operating losses will begin expiring in 2025 and 2015 for federal and state income tax purposes, respectively. The ultimate realization of the net operating losses may be limited if an ownership change occurs under Internal Revenue Code section 382. The Company has fully reserved the tax benefit of the temporary differences as the likelihood of realization of the benefit can not be established. Significant components of the Company's net deferred tax liabilities consist of the following at December 31, 2006 and 2005:

	2006	2005
Deferred tax assets		
Start-up costs	$ 172,860	$ 198,331
Accrued expenses	15,554	15,982
Net operating losses	533,526	75,777
Depreciation and amortization	4,026	-
Other	544	-
	726,510	290,090
Deferred tax liabilities		
Prepaid expenses	4,880	12,729
Depreciation and amortization	-	2,343
	4,880	15,072
Net deferred tax asset before valuation allowance	721,630	275,018
Less valuation allowance	(721,630)	(275,018)
Net deferred tax asset	$ -	$ -

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Madison Avenue Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Madison Avenue Securities, Inc., for the period ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13 or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Squar, Milner, Peterson, Miranda & Williamson, LLP

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

February 27, 2007
San Diego, California

SCHEDULE I

MADISON AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULES 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 911,156
Add:	
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	911,156
Deductions and/or charges:	
Non-allowable assets	584,864
Net capital before haircuts on securities positions	326,292
Haircuts on securities positions	
Money market accounts	2,051
Net Capital	$ 324,241
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Liabilities	$ 987,803
Aggregate indebtedness	$ 987,803
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 324,241
Minimum net capital required	65,854
Excess capital	$ 258,387
Ratio: Aggregate indebtedness to net capital	3 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5(a) AS OF DECEMBER 31, 2006)	
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 385,734
Audit adjustments for nonallowable assets	
(Increase) in commissions receivable	(71,503)
Audit adjustments for allowable credits	
Increase in net worth	10,010
Net capital per above	$ 324,241

END